Exhibit 99.1

LINKTONE ANNOUNCES NASDAQ TRADING SUSPENSION
EFFECTIVE JANUARY 2, 2014

Singapore, December 27, 2013 — Linktone Ltd. (NASDAQ: LTON, ASX: LTL) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, confirmed today that the Company will file a Form 25 with the Securities and Exchange Commission (“SEC”) on January 2, 2014 to commence its previously announced process to delist from the NASDAQ Global Select Market (“NASDAQ”).  On that date, the Company anticipates trading of the Company’s American Depositary Shares (“ADSs”) on NASDAQ will be suspended and the delisting will become effective approximately 10 days thereafter.  Accordingly, the Company expects that December 31, 2013 will be the last day that the Company’s ADSs will trade on NASDAQ.  Linktone will continue to be subject to reporting obligations under the Exchange Act until such time as it can terminate its registration under the Exchange Act.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Group’s various nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Tan Peck Joo, CFO/ Poh Shih Yin, Regional Financial Controller
Tel: +65 6840 3588/ +65 6840 3503
Email: pjtan@ltongroup.com/ shihyin@ltongroup.com

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  Actual results may differ materially from these expectations due to risks and uncertainties including, but not limited to, our ability to complete and maintain our delisting and deregistration as contemplated or at all. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.